March 13, 2018

VIA EDGAR

Mr. Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (the “Registrant”) Pre-Effective Amendment Number 1 to the Registration Statement filed on Form N-14 on March 9, 2018 (the “Registration Statement”) Securities Act File No. 333-222736

Dear Mr. Ellington:

This letter responds to an additional comment on the above-referenced Registration Statement that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Jennifer Rogers of Aberdeen Asset Management Inc. on March 12, 2018.  The Registration Statement relates to the proposed reorganizations of (i) Alpine Global Infrastructure Fund, a series of Alpine Equity Trust, into Aberdeen Global Infrastructure Fund, a series of the Registrant, (ii) Alpine International Real Estate Equity Fund, a series of Alpine Equity Trust, into Aberdeen International Real Estate Equity Fund, a series of the Registrant, (iii) Alpine Realty Income & Growth Fund, a series of Alpine Equity Trust, into Aberdeen Realty Income & Growth Fund, a series of the Registrant, (iv) Alpine High Yield Managed Duration Municipal Fund, a series of Alpine Income Trust, into Aberdeen High Yield Managed Duration Municipal Fund, a series of the Registrant, (v) Alpine Ultra Short Municipal Income Fund, a series of Alpine Income Trust, into Aberdeen Ultra Short Municipal Income Fund, a series of the Registrant, (vi) Alpine Dynamic Dividend Fund, a series of Alpine Series Trust, into Aberdeen Dynamic Dividend Fund, a series of the Registrant, and (vii) Alpine Rising Dividend Fund, a series of Alpine Series Trust, into Aberdeen Income Builder Fund, a series of the Registrant (each, a “Reorganization” and together, the “Reorganizations”).

For your convenience, the substance of the comment has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                                                     Please amend the capitalization tables in the Registration Statement to include information that is as of a date within 30 days of the filing.

Response:                                        The Registrant confirms that it will include revised capitalization tables showing the capitalization of each of the Funds as of February 28, 2018 in a filing pursuant to Rule 497(b) under the Securities Exchange Act of 1933.

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Please do not hesitate to contact me at (215) 405-5757 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Jennifer M. Rogers
Jennifer M. Rogers

cc:                                Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Dean A. Caruvana, Esq., Willkie Farr & Gallagher LLP

Jennifer Rogers, Esq., Aberdeen Asset Management Inc.

Sharon Ferrari, Aberdeen Asset Management Inc.

Andrea Melia, Aberdeen Asset Management Inc.

Eric Olsen, Aberdeen Asset Management Inc.